UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ------)*


                             Star Computing Limited
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                                (Name of Issuer)


                                  Common Stock
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                              (Title of Securities)


                                   85511U-10-6
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                                 (CUSIP Number)


                       Hi-Tech Environmental Products, LLC
      5 Hutton Centre Drive, Suite 700, Santa Ana, CA 92707 (714) 708-4700
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          (Names, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 3, 2004
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                      Page 1 of 4 Pages
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1        Names of Reporting Persons
         IRS Identification Nos. of Above Persons

         HI-TECH ENVIRONMENTAL PRODUCTS, LLC 88-0392094

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2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) Not Applicable

         (b) Not Applicable

         Not Applicable

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3        SEC Use Only

4        Source of Funds  OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable

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6        Citizenship or Place of Organization   State of Nevada

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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power     15,000,000

8        Shared Voting Power     Not Applicable

9        Sole Dispositive Power     15,000,000

10       Shared Dispositive Power     Not Applicable

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,000,000

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12       Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions)

         Not Applicable

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13       Percent of Class Represented by Amount in Row (9) 41.4%

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14       Type of Reporting Person (See Instructions) OO

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


ITEM 1.           SECURITY AND ISSUER.

This statement relates to the common stock (the "Common Stock") of Star Computing, Limited, a Nevada corporation. The principal executive offices of Star Computing Limited are located at 5 Hutton Centre Drive Suite 700, Santa Ana, California 92707.

ITEM 2.           IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

a.       Name:                  Hi-Tech Environmental  Products, LLC
                                a Nevada limited liability company

         Principal Business:    Mineral exploration and licensing technology

b.       Address:               5 Hutton Centre Drive Suite 700
                                Santa Ana, California 92707.

d. Hi-Tech Environmental Products, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. Hi-Tech Environmental Products, LLC was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Hi-Tech Environmental Products, LLC ("Hi-Tech") acquired 15,000,000 shares of Common Stock from Issuer on February 3, 2004. Hi-Tech paid for the shares by exchanging all of its membership interest in VitroCo Materials, LLC, a Nevada limited liability company, which was its wholly owned subsidiary ("VitroCo"). No part of the purchase price was represented by borrowed funds. This transaction was part of a transaction pursuant to which Hi-Tech and Elgin Investments, LLC, a Delaware limited liability company, acquired control of Issuer.

ITEM 4.           PURPOSE OF TRANSACTION.

Hi-Tech acquired the Common Stock for the purpose of acquiring control of Issuer. Except as discussed in this Item 4, as of the filing date, Hi-Tech has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although it may, in the future, in connection with its review of its investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Hi-Tech will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which Hi-Tech may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

In conjunction with the acquisition of the Common Stock, all of the officers and one of the directors of Issuer prior to the Closing resigned and the sole remaining director elected Mr. Jess Rae Booth, the Chairman Manager of Hi-Tech, to serve as the President, John Keller to serve as the Treasurer and Kristin Johnston to serve as the Secretary of Issuer. Subsequently, the sole director elected Mr. Jess Rae Booth to the Board of Directors and thereafter resigned, subject to and in compliance with section 14f of the Securities Exchange Act of 1934 and rule 14f-1 thereunder.

As a result of this transaction, Issuer's business and operations will change from operating as a seller of refurbished and closeout models of consumer-related computer hardware to operating as a materials technology and research company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Hi-Tech is considered the beneficial owner of a total of 15,000,000 shares of Issuer's Common Stock, representing approximately 41.4% of all issued and outstanding shares of Common Stock. Hi-Tech has sole voting power and sole power to dispose of the Common Stock. Hi-Tech has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Hi-Tech.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      March 3, 2004


                                      /s/  Jess Rae Booth
                                      -----------------------------------
                                      Jess Rae Booth,
                                      Chairman Manager
                                      Hi-Tech Environmental Products, LLC